UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant’s name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd.

The registrant hereby informs the Securities and Exchange Commission that proposed resolutions 3 through 5 set forth on the agenda for the Extraordinary Meeting of the registrant’s Shareholders held today (proposing the repricing of the exercise price of options previously granted to each of Mr. Yair M. Zadik, Ms. Tamar Gottlieb and Mrs. Gittit Guberman (each, a member of the Board of Directors of the Company) were removed from the agenda for the meeting and were not voted on, at the request of Mr. Zadik, Ms. Gottlieb and Mrs. Guberman (each with respect to the proposed repricing of his or her options).

The registrant hereby informs the Securities and Exchange Commission that the proposed resolutions relating to the grant of options to Ms. Tamar Gottlieb and the repricing of the exercise price of options previously granted to Mr. Yaron Adler, a director of the Company, were approved by the registrant’s shareholders by a majority of over 51% of the shares represented at the meeting in person or by proxy and voted on such matters.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IncrediMail Ltd. By: /s/ Ofer Adler —————————————— Ofer Adler Chief Executive Officer

Date: July 17, 2008